Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended			For the six months ended
	April 30, 2020	January 31, 2020	April 30, 2019	April 30, 2020	April 30, 2019
Interest, Dividend and Fee Income
Loans	$4,689	$4,963	$4,825	$9,652	$9,632
Securities (Note 2)	1,363	1,359	1,405	2,722	2,719
Deposits with banks	101	193	183	294	405
	6,153	6,515	6,413	12,668	12,756
Interest Expense
Deposits	1,738	2,127	2,110	3,865	4,189
Subordinated debt	66	70	69	136	139
Other liabilities (Note 1)	831	930	1,099	1,761	2,121
	2,635	3,127	3,278	5,762	6,449
Net Interest Income	3,518	3,388	3,135	6,906	6,307
Non-Interest Revenue
Securities commissions and fees	277	252	254	529	502
Deposit and payment service charges	313	304	290	617	581
Trading revenues (losses)	(217)	141	111	(76)	204
Lending fees	322	325	288	647	565
Card fees	80	99	116	179	221
Investment management and custodial fees	430	456	426	886	854
Mutual fund revenues	348	366	356	714	703
Underwriting and advisory fees	239	285	250	524	494
Securities gains (losses), other than trading	(11)	64	42	53	91
Foreign exchange gains, other than trading	21	47	51	68	89
Insurance revenues (losses)	(166)	880	710	714	1,759
Investments in associates and joint ventures	34	26	52	60	81
Other	76	114	132	190	279
	1,746	3,359	3,078	5,105	6,423
Total Revenue	5,264	6,747	6,213	12,011	12,730
Provision for Credit Losses (Note 3)	1,118	349	176	1,467	313
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	(197)	716	561	519	1,487
Non-Interest Expense
Employee compensation	1,902	2,128	2,010	4,030	4,082
Premises and equipment (Note 1)	806	757	767	1,563	1,495
Amortization of intangible assets	156	151	138	307	271
Travel and business development	118	121	143	239	269
Communications	83	79	78	162	152
Professional fees	128	133	141	261	262
Other	323	300	318	623	621
	3,516	3,669	3,595	7,185	7,152
Income Before Provision for Income Taxes	827	2,013	1,881	2,840	3,778
Provision for income taxes (Note 11)	138	421	384	559	771
Net Income attributable to Equity Holders of the Bank	$689	$1,592	$1,497	$2,281	$3,007
Earnings Per Share (Canadian $) (Note 10)
Basic	$1.00	$2.38	$2.27	$3.38	$4.55
Diluted	1.00	2.37	2.26	3.37	4.54
Dividends per common share	1.06	1.06	1.00	2.12	2.00

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

46 BMO Financial Group Second Quarter Report 2020

Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended			For the six months ended
	April 30, 2020	January 31, 2020	April 30, 2019	April 30, 2020	April 30, 2019
Net Income	$689	$1,592	$1,497	$2,281	$3,007
Other Comprehensive Income, net of taxes
Items that may subsequently be reclassified to net income
Net change in unrealized gains on fair value through OCI debt securities
Unrealized gains on fair value through OCI debt securities arising during the period (1)	170	110	46	280	233
Reclassification to earnings of (gains) in the period (2)	(36)	(20)	(15)	(56)	(29)
	134	90	31	224	204
Net change in unrealized gains on cash flow hedges
Gains on derivatives designated as cash flow hedges arising during the period (3)	1,380	210	433	1,590	1,190
Reclassification to earnings of losses on derivatives designated as cash flow hedges in the period (4)	21	24	49	45	86
	1,401	234	482	1,635	1,276
Net gains on translation of net foreign operations
Unrealized gains on translation of net foreign operations	1,487	209	556	1,696	531
Unrealized (losses) on hedges of net foreign operations (5)	(304)	(47)	(103)	(351)	(90)
	1,183	162	453	1,345	441
Items that will not be reclassified to net income
Gains (losses) on remeasurement of pension and other employee future benefit plans (6)	73	(128)	(2)	(55)	(150)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (7)	351	(70)	(98)	281	(19)
	424	(198)	(100)	226	(169)
Other Comprehensive Income, net of taxes	3,142	288	866	3,430	1,752
Total Comprehensive Income attributable to Equity Holders of the Bank	$3,831	$1,880	$2,363	$5,711	$4,759

(1)	Net of income tax (provision) of $(62) million, $(38) million, $(17) million for the three months ended, and $(100) million, $(78) million for the six months ended, respectively.
(2)	Net of income tax provision of $10 million, $7 million, $5 million for the three months ended, and $17 million, $10 million for the six months ended, respectively.
(3)	Net of income tax (provision) of $(497) million, $(76) million, $(156) million for the three months ended, and $(573) million, $(430) million for the six months ended, respectively.
(4)	Net of income tax (recovery) of $(7) million, $(9) million, $(18) million for the three months ended, and $(16) million, $(31) million for the six months ended, respectively.
(5)	Net of income tax recovery of $110 million, $17 million, $38 million for the three months ended, and $127 million, $33 million for the six months ended, respectively.
(6)	Net of income tax (provision) recovery of $(26) million, $46 million, $1 million for the three months ended, and $20 million, $55 million for the six months ended, respectively.
(7)	Net of income tax (provision) recovery of $(127) million, $25 million, $36 million for the three months ended, and $(102) million, $7 million for the six months ended, respectively.

The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Second Quarter Report 2020 47

  Interim Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	April 30, 2020	January 31, 2020	October 31, 2019
Assets
Cash and Cash Equivalents	$71,593	$45,742	$48,803
Interest Bearing Deposits with Banks	7,687	7,148	7,987
Securities (Note 2)
Trading	83,362	97,646	85,903
Fair value through profit or loss	13,572	13,790	13,704
Fair value through other comprehensive income	74,476	68,407	64,515
Debt securities at amortized cost	41,592	30,739	24,472
Other	906	877	844
	213,908	211,459	189,438
Securities Borrowed or Purchased Under Resale Agreements	119,058	105,543	104,004
Loans
Residential mortgages	125,534	124,441	123,740
Consumer instalment and other personal	69,818	68,629	67,736
Credit cards	7,672	8,763	8,859
Business and government	268,695	230,903	227,609
	471,719	432,736	427,944
Allowance for credit losses (Note 3)	(2,776)	(2,023)	(1,850)
	468,943	430,713	426,094
Other Assets
Derivative instruments	41,150	22,035	22,144
Customers’ liability under acceptances	22,473	24,362	23,593
Premises and equipment (Note 1)	3,973	3,957	2,055
Goodwill	6,785	6,396	6,340
Intangible assets	2,526	2,430	2,424
Current tax assets	1,898	1,705	1,165
Deferred tax assets	1,391	1,562	1,568
Other	25,682	16,668	16,580
	105,878	79,115	75,869
Total Assets	$987,067	$879,720	$852,195
Liabilities and Equity
Deposits (Note 5)	$653,710	$582,288	$568,143
Other Liabilities
Derivative instruments	45,909	23,231	23,598
Acceptances	22,473	24,362	23,593
Securities sold but not yet purchased	30,212	27,562	26,253
Securities lent or sold under repurchase agreements	105,943	100,008	86,656
Securitization and structured entities’ liabilities	27,888	27,037	27,159
Current tax liabilities	88	96	55
Deferred tax liabilities	65	61	60
Other (Note 1)	38,201	35,876	38,607
	270,779	238,233	225,981
Subordinated Debt (Note 5)	7,344	7,023	6,995
Equity
Preferred shares and other equity instruments (Note 6)	5,348	5,348	5,348
Common shares (Note 6)	13,000	12,998	12,971
Contributed surplus	301	303	303
Retained earnings (Note 1)	29,426	29,510	28,725
Accumulated other comprehensive income	7,159	4,017	3,729
Total Equity	55,234	52,176	51,076
Total Liabilities and Equity	$987,067	$879,720	$852,195

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

48 BMO Financial Group Second Quarter Report 2020

  Interim Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2020	April 30, 2019	April 30, 2020	April 30, 2019
Preferred Shares and Other Equity Instruments (Note 6)
Balance at beginning of period	$5,348	$4,340	$5,348	$4,340
Issued during the period	-	350	-	350
Balance at End of Period	5,348	4,690	5,348	4,690
Common Shares (Note 6)
Balance at beginning of period	12,998	12,914	12,971	12,929
Issued under the Stock Option Plan	2	25	29	30
Repurchased for cancellation	-	-	-	(20)
Balance at End of Period	13,000	12,939	13,000	12,939
Contributed Surplus
Balance at beginning of period	303	308	303	300
Stock option expense, net of options exercised	(2)	-	(2)	4
Other	-	(1)	-	3
Balance at End of Period	301	307	301	307
Retained Earnings
Balance at beginning of period	29,510	26,599	28,725	25,850
Impact from adopting IFRS 16 (Note 1)	-	na	(59)	na
Net income attributable to equity holders of the bank	689	1,497	2,281	3,007
Dividends on preferred shares and distributions payable on other equity instruments	(52)	(48)	(122)	(100)
Dividends on common shares	(678)	(639)	(1,356)	(1,278)
Share issue expense	-	(4)	-	(4)
Common shares repurchased for cancellation (Note 6)	-	-	-	(70)
Net discount on sale of treasury shares	(43)	-	(43)	-
Balance at End of Period	29,426	27,405	29,426	27,405
Accumulated Other Comprehensive Income (Loss) on Fair Value through OCI Securities, net of taxes
Balance at beginning of period	116	(142)	26	(315)
Unrealized gains on fair value through OCI debt securities arising during the period	170	46	280	233
Reclassification to earnings of (gains) on fair value through OCI debt securities during the period	(36)	(15)	(56)	(29)
Balance at End of Period	250	(111)	250	(111)
Accumulated Other Comprehensive Income on Cash Flow Hedges, net of taxes
Balance at beginning of period	747	(280)	513	(1,074)
Gains on derivatives designated as cash flow hedges arising during the period	1,380	433	1,590	1,190
Reclassification to earnings of losses on derivatives designated as cash flow hedges in the period	21	49	45	86
Balance at End of Period	2,148	202	2,148	202
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes
Balance at beginning of period	3,865	3,715	3,703	3,727
Unrealized gains on translation of net foreign operations	1,487	556	1,696	531
Unrealized (losses) on hedges of net foreign operations	(304)	(103)	(351)	(90)
Balance at End of Period	5,048	4,168	5,048	4,168
Accumulated Other Comprehensive Income (Loss) on Pension and Other Employee Future Benefit Plans, net of taxes
Balance at beginning of period	(511)	21	(383)	169
Gains (losses) on remeasurement of pension and other employee future benefit plans	73	(2)	(55)	(150)
Balance at End of Period	(438)	19	(438)	19
Accumulated Other Comprehensive Income (Loss) on Own Credit Risk on Financial Liabilities Designated at Fair Value, net of taxes
Balance at beginning of period	(200)	(126)	(130)	(205)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value	351	(98)	281	(19)
Balance at End of Period	151	(224)	151	(224)
Total Accumulated Other Comprehensive Income	7,159	4,054	7,159	4,054
Total Equity	$55,234	$49,395	$55,234	$49,395

na – not applicable due to IFRS 16 adoption.

The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Second Quarter Report 2020 49

Interim Consolidated Financial Statements

Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2020	April 30, 2019	April 30, 2020	April 30, 2019
Cash Flows from Operating Activities
Net Income	$689	$1,497	$2,281	$3,007
Adjustments to determine net cash flows provided by (used in) operating activities
Provision on securities, other than trading	1	1	1	1
Net (gain) loss on securities, other than trading	10	(43)	(54)	(92)
Net (increase) decrease in trading securities	16,942	1,532	5,695	(476)
Provision for credit losses (Note 3)	1,118	176	1,467	313
Change in derivative instruments – (increase) decrease in derivative asset	(21,781)	190	(20,021)	5,544
– increase (decrease) in derivative liability	24,355	(1,308)	22,260	(2,945)
Amortization of premises and equipment	201	111	400	216
Amortization of other assets	50	54	104	107
Amortization of intangible assets	156	138	307	271
Net decrease in deferred income tax asset	209	68	222	302
Net (decrease) in deferred income tax liability	(17)	(1)	(17)	(3)
Net (increase) decrease in current income tax asset	(61)	206	(582)	246
Net increase (decrease) in current income tax liability	(29)	(47)	10	(11)
Change in accrued interest – (increase) decrease in interest receivable	(48)	(91)	77	(197)
– increase (decrease) in interest payable	(199)	121	(212)	172
Changes in other items and accruals, net	(3,960)	1,473	(6,595)	(298)
Net increase in deposits	54,410	11,490	68,738	23,898
Net (increase) in loans	(30,251)	(12,526)	(34,265)	(26,902)
Net increase in securities sold but not yet purchased	2,121	1,391	3,357	3,015
Net increase (decrease) in securities lent or sold under repurchase agreements	2,444	(2,073)	15,261	19,789
Net (increase) in securities borrowed or purchased under resale agreements	(10,437)	(8,462)	(11,535)	(24,614)
Net increase in securitization and structured entities’ liabilities	452	1,535	292	465
Net Cash Provided by (Used in) Operating Activities	36,375	(4,568)	47,191	1,808
Cash Flows from Financing Activities
Net increase (decrease) in liabilities of subsidiaries	(62)	1,344	(2,787)	(1,348)
Proceeds from issuance of covered bonds	4,425	-	4,425	1,878
Redemption/buyback of covered bonds	(3,296)	-	(5,497)	(2,254)
Proceeds from issuance of preferred shares and other equity instruments (Note 6)	-	350	-	350
Share issue expense	-	(4)	-	(4)
Proceeds from issuance of common shares (Note 6)	1	22	26	26
Common shares repurchased for cancellation (Note 6)	-	-	-	(90)
Cash dividends and distributions paid	(748)	(691)	(1,458)	(1,348)
Repayment of lease liabilities	(86)	-	(168)	-
Net Cash Provided by (Used in) Financing Activities	234	1,021	(5,459)	(2,790)
Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(210)	236	670	912
Purchases of securities, other than trading	(34,372)	(10,795)	(53,448)	(26,265)
Maturities of securities, other than trading	3,496	3,554	7,489	7,789
Proceeds from sales of securities, other than trading	19,366	5,763	25,333	12,323
Premises and equipment – net (purchases)	(95)	(95)	(199)	(186)
Purchased and developed software – net (purchases)	(214)	(159)	(365)	(304)
Acquisitions	(186)	-	(186)	-
Net Cash (Used in) Investing Activities	(12,215)	(1,496)	(20,706)	(5,731)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,457	412	1,764	410
Net increase (decrease) in Cash and Cash Equivalents	25,851	(4,631)	22,790	(6,303)
Cash and Cash Equivalents at Beginning of Period	45,742	40,470	48,803	42,142
Cash and Cash Equivalents at End of Period	$71,593	$35,839	$71,593	$35,839
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Interest paid in the period	$2,794	$3,144	$5,931	$6,266
Income taxes paid in the period	$700	$309	$1,592	$713
Interest received in the period	$5,579	$5,830	$11,747	$11,640
Dividends received in the period	$419	$440	$823	$843

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

50 BMO Financial Group Second Quarter Report 2020

Notes to Consolidated Financial Statements

April 30, 2020 (Unaudited)

Note 1: Basis of Presentation

Bank of Montreal (“the bank”) is a chartered bank under the Bank Act (Canada) and is a public company incorporated in Canada. We are a highly diversified financial services company, providing a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank’s head office is at 129 rue Saint Jacques, Montreal, Quebec. Our executive offices are at 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange.

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) using the same accounting policies as disclosed in our annual consolidated financial statements for the year ended October 31, 2019, with the exception of the adoption of IFRS 16 Leases, IFRS Interpretations Committee Interpretation 23 Uncertainty Over Income Tax Treatments (“IFRIC 23”) and Amendments to IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”), as a result of interest rate benchmark reform discussed below. These condensed interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2019 as set out on pages 142 to 207 of our 2019 Annual Report. We also comply with interpretations of International Financial Reporting Standards (“IFRS”) by our regulator, the Office of the Superintendent of Financial Institutions of Canada (“OSFI”). These interim consolidated financial statements were authorized for issue by the Board of Directors on May 27, 2020.

Changes in Accounting Policy

Leases

Effective November 1, 2019, we adopted IFRS 16 Leases (“IFRS 16”), which provides guidance whereby lessees are required to recognize a liability for the present value of future lease payments and record a corresponding asset on the balance sheet for most leases. There are minimal changes to the accounting from the lessor’s perspective.

The main impact for the bank is recording real estate leases on the balance sheet. Previously most of our real estate leases were classified as operating leases, whereby we recorded the lease expense over the lease term with no asset or liability recorded on the balance sheet other than related leasehold improvements. On adoption, we elected to exclude intangibles from the scope of lease accounting.

We recalculated the right-of-use asset as if we had always applied IFRS 16 for a selection of leases and for the remaining leases, we set the right-of-use asset equal to the lease liability. We will continue to account for low dollar value leases as executory contracts with lease expense recorded over the lease term and no corresponding right-of-use asset or lease liability. In addition, we combined lease and non-lease components (for example maintenance and utilities that have fixed payments) in the calculation of right-of-use assets and lease liabilities when applicable.

On transition, we recognized the cumulative effect of adoption in opening retained earnings as at November 1, 2019 with no changes to prior periods. The impact to the Consolidated Balance Sheet as at November 1, 2019 was an increase in premises and equipment of $1,965 million, an increase in other liabilities of $2,024 million, and a decrease in retained earnings of $80 million ($59 million after tax).

The following table sets out a reconciliation of our operating lease commitments, as disclosed under IAS 17 Leases as at October 31, 2019, which were used to derive the lease liabilities as at November 1, 2019.

(Canadian $ in millions)	November 1, 2019
Operating lease commitment at October 31, 2019 as disclosed in our consolidated financial statements	3,800
Discounted using the incremental borrowing rate at November 1, 2019	(310)
Finance lease liabilities recognized as at October 31, 2019	41
Recognition exemption for low-value asset leases	(13)
Extension and termination options reasonably certain to be exercised	37
Executory costs not included in the lease liability	(166)
Leases signed but not yet started	(1,222)
Lease liabilities recognized at November 1, 2019	2,167

When measuring lease liabilities, we discounted lease payments using our incremental borrowing rate at November 1, 2019. The weighted-average rate applied was 2.52%.

When we enter into new arrangements as a lessee, a right-of-use asset is recognized equal to the lease liability, which is calculated based on the future lease payments discounted at our incremental borrowing rate over the lease term. The lease term is based on the non-cancellable period and includes any options to extend or terminate which we are reasonably certain to exercise.

The right-of-use asset is depreciated on a straight-line basis, based on the shorter of useful life of the underlying asset or the lease term, and is adjusted for impairment losses, if any.

The lease liability accretes interest which is recognized in interest expense, other liabilities, based on the effective interest method over the lease term. The lease liability is remeasured when decisions are made to exercise options under the lease arrangement or when the likelihood of exercising an option within the lease changes.

Amounts relating to leases of low value are expensed when incurred in non-interest expense, premises and equipment.

BMO Financial Group Second Quarter Report 2020 51

Uncertainty Over Income Tax Treatment

Effective November 1, 2019, we adopted IFRIC 23. The Interpretation clarifies the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. The Interpretation had no impact on our financial results on adoption.

Interbank Offered Rate (“IBOR”) Reform

Effective November 1, 2019, we early adopted the IASB’s Phase 1 amendments to IAS 39 and IFRS 7, which provide hedge accounting relief from the uncertainty arising from IBOR reform during the period prior to replacement of IBORs. These amendments modify certain hedge accounting requirements, allowing us to assume the interest rate benchmark on which the cash flows of the hedged item and the hedging instrument are based are not altered as a result of IBOR reform, allowing hedge accounting to continue. They also provide an exception from the requirement to discontinue hedge accounting if a hedging relationship does not meet the effectiveness requirements as a result of IBOR reform.

Mandatory application of the amendments ends at the earlier of when the uncertainty regarding the timing and amount of interest rate benchmark-based cash flows is no longer present and discontinuation of the hedging relationship.

Under IBOR reform, certain benchmark rates may be subject to discontinuance, changes in methodology, increased volatility or decreased liquidity during the transition from IBORs to alternative rates. Banks will cease rate submissions for the calculation of the London Interbank Offered Rates after December 31, 2021.

In order to manage the transition from IBORs to alternative rates, our enterprise-wide IBOR Transition Office is evaluating potential changes to market infrastructures on our risk framework, models, systems and processes, and reviewing legal documents to ensure the bank is prepared prior to the cessation of IBORs. We will apply judgment with respect to the need for new or revised hedging relationships; however, given market uncertainty, the assessment of the impact on the bank’s hedging relationships and its mitigation plans are in the early stages. The notional amount of the derivatives likely subject to IBOR reform designated as hedging instruments that mature after December 31, 2021 was $85,727 million of USD LIBOR and $1,560 million of other potentially impacted IBORs as at November 1, 2019.

Use of Estimates and Judgments

The preparation of the consolidated financial statements requires management to use estimates and assumptions that affect the carrying amounts of certain assets and liabilities, certain amounts reported in net income and other related disclosures. The most significant assets and liabilities for which we must make estimates and judgments include allowance for credit losses; financial instruments measured at fair value; pension and other employee future benefits; impairment of securities; income taxes and deferred tax assets; goodwill and intangible assets; insurance-related liabilities; provisions and transfer of financial assets and consolidation of structured entities. If actual results were to differ from the estimates, the impact would be recorded in future periods.

The full extent of the impact that COVID-19, including government and/or regulatory responses to the outbreak, will have on the Canadian and US economies and the bank’s business is highly uncertain and difficult to predict at this time. By their very nature, the judgments and estimates we make for the purposes of preparing our financial statements relate to matters that are inherently uncertain. However, we have detailed policies and internal controls that are intended to ensure these judgments and estimates are well controlled, independently reviewed, and our policies are consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate as at April 30, 2020.

Allowance for Credit Losses

As detailed further in Note 1 of our annual consolidated financial statements for the year ended October 31, 2019 on page 144 of the Annual Report, the allowance for credit losses (“ACL”) consists of allowances on impaired loans, which represent estimated losses related to impaired loans in the portfolio provided for but not yet written off, and allowances on performing loans, which is our best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired.

The expected credit loss model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.

The determination of a significant increase in credit risk takes into account many different factors and varies by product and risk segment. The main factors considered in making this determination are relative changes in probability of default since origination, and certain other criteria, such as 30-day past due and watchlist status. We may apply experienced credit judgment to reflect factors not captured in the ECL models, based on the results produced by the ECL models as we deem necessary. In cases where borrowers have opted to participate in payment deferral programs we offered as a result of the COVID-19 pandemic, deferred payments are not considered to be past due and do not on their own indicate a significant increase in credit risk.

The judgments we apply in determining the ACL include changes in circumstances that may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses.

Additional information regarding the allowance for credit losses is included in Note 3.

Financial Instruments Measured at Fair Value

Our fair value measurement techniques have not changed from those outlined in Note 17 of our annual consolidated financial statements for the year ended October 31, 2019 on pages 180 to 181 of the Annual Report. Additional information on fair value of financial instruments is included in Note 7.

Income Taxes and Deferred Tax Assets

Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences or unused taxes losses and tax credits may be realized. On the evidence available, including management projections of

52 BMO Financial Group Second Quarter Report 2020

income, we believe that it is probable there will be sufficient taxable income generated by our business operations to recognize these deferred tax assets.

Additional information on income taxes is included in Note 11.

Goodwill and Intangible Assets

As a result of the current economic conditions due to the COVID-19 pandemic and the impact on our business performance, we reassessed the recoverable value of goodwill for certain cash-generating units (CGUs) by updating key assumptions, including the estimated cost of capital, discount rates as well as the actual and future business performance of the CGUs. Indefinite-life intangible assets were also reviewed for impairment. We concluded that the fair value less costs to sell continue to exceed the carrying value of these CGUs and indefinite-life intangible assets and therefore no impairment write-downs were recorded in the three and six-months ended April 30, 2020.

Provisions

A provision, including for restructuring, is recognized if, as a result of a past event, the bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded at the best estimate of the amounts required to settle the obligation as at the balance sheet date, taking into account the risks and uncertainties associated with the obligation. Management and external experts are involved in estimating any provision, as necessary. The actual costs of settling some obligations may be substantially higher or lower than the amounts of the provisions.

Additional information on legal proceedings is included in Note 13.

Transfer of Assets and Consolidation of Structured Entities

We enter into transactions in which we transfer assets to a structured entity or third party to obtain alternate sources of funding. We assess whether substantially all of the risks and rewards of or control over the loans have been transferred to determine if they qualify for derecognition. Where we continue to be exposed to substantially all of the repayment, interest rate and/or credit risk associated with the securitized loans, they do not qualify for derecognition. We continue to recognize the loans and the related cash proceeds as secured financing in our Consolidated Balance Sheet.

Further details of our assessment of certain government offered programs launched in response to the impact of COVID-19 against the derecognition criteria is discussed in Note 3.

Note 2: Securities

Classification of Securities

The bank’s fair value through profit or loss (“FVTPL”) securities of $13,572 million ($13,704 million as at October 31, 2019) are comprised of $2,678 million mandatorily measured at fair value and $10,894 million investment securities held by insurance subsidiaries designated at fair value ($2,899 million and $10,805 million, respectively, as at October 31, 2019).

Our fair value through other comprehensive income (“FVOCI”) securities totalling $74,476 million ($64,515 million as at October 31, 2019), are net of allowance for credit losses of $3 million ($2 million as at October 31, 2019).

Amortized cost securities totalling $41,592 million ($24,472 million as at October 31, 2019), are net of allowance for credit losses of $1 million ($1 million as at October 31, 2019).

Unrealized Gains and Losses on FVOCI Securities

The following table summarizes the unrealized gains and losses:

(Canadian $ in millions)	April 30, 2020						October 31, 2019
	Cost/	Gross	Gross		Cost/	Gross	Gross
	Amortized cost	unrealized gains	unrealized losses	Fair value	Amortized cost	unrealized gains	unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	27,198	273	3	27,468	11,876	72	4	11,944
Canadian provincial and municipal governments	4,377	134	3	4,508	5,907	106	1	6,012
U.S. federal government	13,158	1,024	1	14,181	15,363	617	5	15,975
U.S. states, municipalities and agencies	5,093	105	16	5,182	4,091	74	4	4,161
Other governments	6,175	210	2	6,383	7,179	158	2	7,335
National Housing Act (NHA) mortgage-backed securities (MBS)	1,423	52	-	1,475	1,953	18	1	1,970
U.S. agency MBS and collateralized mortgage obligations (CMO)	10,938	342	11	11,269	11,966	106	42	12,030
Corporate debt	3,800	133	6	3,927	4,899	110	2	5,007
Corporate equity	81	2	-	83	79	2	-	81
Total	72,243	2,275	42	74,476	63,313	1,263	61	64,515

  Unrealized gains (losses) may be offset by related (losses) gains on hedge contracts.

Interest Income on Debt Securities

The following table presents interest income calculated using the effective interest method:

(Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2020	April 30, 2019	April 30, 2020	April 30, 2019
FVOCI - Debt	295	407	638	799
Amortized cost	165	48	311	88
Total	460	455	949	887

BMO Financial Group Second Quarter Report 2020 53

Note 3: Loans and Allowance for Credit Losses

Credit Risk Exposure

The following table sets out our credit risk exposure for all loans carried at amortized cost, FVOCI or FVTPL as at April 30, 2020 and October 31, 2019. Stage 1 represents those performing loans carried with up to a 12 month expected credit loss, Stage 2 represents those performing loans carried with a lifetime expected credit loss, and Stage 3 represents those loans with a lifetime credit loss that are credit impaired.

(Canadian $ in millions)	April 30, 2020				October 31, 2019
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Exceptionally low	3	-	-	3	-	-	-	-
Very low	79,449	382	-	79,831	79,011	242	-	79,253
Low	22,176	2,879	-	25,055	20,853	2,821	-	23,674
Medium	12,272	5,859	-	18,131	13,651	4,578	-	18,229
High	237	508	-	745	124	397	-	521
Not rated	1,234	150	-	1,384	1,531	118	-	1,649
Impaired	-	-	385	385	-	-	414	414
Allowance for credit losses	29	37	17	83	15	32	17	64
Carrying amount	115,342	9,741	368	125,451	115,155	8,124	397	123,676
Loans: Consumer instalment and other personal
Exceptionally low	1,597	43	-	1,640	21,023	25	-	21,048
Very low	25,370	41	-	25,411	16,491	194	-	16,685
Low	20,558	698	-	21,256	9,894	346	-	10,240
Medium	10,730	5,076	-	15,806	10,510	4,264	-	14,774
High	399	1,686	-	2,085	397	1,423	-	1,820
Not rated	3,081	78	-	3,159	2,594	107	-	2,701
Impaired	-	-	461	461	-	-	468	468
Allowance for credit losses	106	390	125	621	82	318	136	536
Carrying amount	61,629	7,232	336	69,197	60,827	6,041	332	67,200
Loans: Credit cards
Exceptionally low	1,641	-	-	1,641	2,418	-	-	2,418
Very low	995	18	-	1,013	1,214	16	-	1,230
Low	899	171	-	1,070	970	158	-	1,128
Medium	1,859	1,005	-	2,864	2,020	876	-	2,896
High	72	469	-	541	140	440	-	580
Not rated	542	1	-	543	606	1	-	607
Impaired	-	-	-	-	-	-	-	-
Allowance for credit losses	66	275	-	341	43	193	-	236
Carrying amount	5,942	1,389	-	7,331	7,325	1,298	-	8,623
Loans: Business and government (1)
Acceptable
Investment grade	143,421	8,296	-	151,717	134,587	1,028	-	135,615
Sub-investment grade	104,172	25,291	-	129,463	96,731	11,553	-	108,284
Watchlist	-	7,189	-	7,189	-	5,556	-	5,556
Impaired	-	-	2,799	2,799	-	-	1,747	1,747
Allowance for credit losses	471	674	586	1,731	263	441	310	1,014
Carrying amount	247,122	40,102	2,213	289,437	231,055	17,696	1,437	250,188
Commitments and financial guarantee contracts
Acceptable
Investment grade	129,380	1,646	-	131,026	134,920	884	-	135,804
Sub-investment grade	39,234	12,495	-	51,729	45,178	6,435	-	51,613
Watchlist	-	2,736	-	2,736	-	2,133	-	2,133
Impaired	-	-	941	941	-	-	324	324
Allowance for credit losses	168	182	10	360	119	103	22	244
Carrying amount (2)	168,446	16,695	931	186,072	179,979	9,349	302	189,630

(1)	Includes customers’ liability under acceptances.
(2)

Represents the total contractual amounts of undrawn credit facilities and other off-balance sheet exposures, excluding personal lines of credit and credit cards that are unconditionally cancellable at our discretion.

Allowance for Credit Losses (“ACL”)

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level we consider adequate to absorb credit-related losses on our loans and other credit instruments. The allowance for credit losses amounted to $3,136 million at April 30, 2020 ($2,094 million at October 31, 2019) of which $2,776 million ($1,850 million at October 31, 2019) was recorded in loans and $360 million ($244 million at October 31, 2019) was recorded in other liabilities in our Consolidated Balance Sheet.

Significant changes in the gross balances, including originations, maturities and repayments in the normal course of operations, impact the allowance for credit losses.

54 BMO Financial Group Second Quarter Report 2020

The following table shows the continuity in the loss allowance by product type. Transfers represent the amount of expected credit loss (“ECL”) that moved between stages during the period, for example, moving from a 12-month (Stage 1) to lifetime (Stage 2) ECL measurement basis. Net remeasurements represent the ECL impact due to stage transfers, changes in economic forecasts and credit quality.

(Canadian $ in millions)
For the three months ended	April 30, 2020				April 30, 2019
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Balance as at beginning of period	14	31	27	72	21	39	45	105
Transfer to Stage 1	5	(4)	(1)	-	7	(6)	(1)	-
Transfer to Stage 2	(1)	1	-	-	(1)	1	-	-
Transfer to Stage 3	-	(2)	2	-	-	(2)	2	-
Net remeasurement of loss allowance	11	13	2	26	(12)	6	2	(4)
Loan originations	2	-	-	2	1	-	-	1
Derecognitions and maturities	(1)	(1)	-	(2)	-	(1)	-	(1)
Model changes	(2)	(2)	-	(4)	-	-	-	-
Total Provision for Credit Losses (“PCL”) (1)	14	5	3	22	(5)	(2)	3	(4)
Write-offs (2)	-	-	(3)	(3)	-	-	(3)	(3)
Recoveries of previous write-offs	-	-	2	2	-	-	2	2
Foreign exchange and other	1	1	(2)	-	-	-	(3)	(3)
Balance as at end of period	29	37	27	93	16	37	44	97
Loans: Consumer instalment and other personal
Balance as at beginning of period	88	343	125	556	90	326	135	551
Transfer to Stage 1	38	(36)	(2)	-	42	(39)	(3)	-
Transfer to Stage 2	(6)	24	(18)	-	(5)	20	(15)	-
Transfer to Stage 3	-	(27)	27	-	(1)	(26)	27	-
Net remeasurement of loss allowance	(18)	82	61	125	(47)	49	37	39
Loan originations	12	-	-	12	10	-	-	10
Derecognitions and maturities	(4)	(8)	-	(12)	(4)	(7)	-	(11)
Model changes	5	25	-	30	-	-	-	-
Total PCL (1)	27	60	68	155	(5)	(3)	46	38
Write-offs (2)	-	-	(84)	(84)	-	-	(69)	(69)
Recoveries of previous write-offs	-	-	19	19	-	-	18	18
Foreign exchange and other	1	4	(3)	2	1	1	(2)	-
Balance as at end of period	116	407	125	648	86	324	128	538
Loans: Credit cards
Balance as at beginning of period	80	220	-	300	75	215	-	290
Transfer to Stage 1	29	(29)	-	-	24	(24)	-	-
Transfer to Stage 2	(11)	11	-	-	(6)	6	-	-
Transfer to Stage 3	(1)	(41)	42	-	-	(39)	39	-
Net remeasurement of loss allowance	12	163	25	200	(20)	79	21	80
Loan originations	4	-	-	4	5	-	-	5
Derecognitions and maturities	(1)	(6)	-	(7)	(1)	(5)	-	(6)
Model changes	-	-	-	-	-	-	-	-
Total PCL (1)	32	98	67	197	2	17	60	79
Write-offs (2)	-	-	(89)	(89)	-	-	(83)	(83)
Recoveries of previous write-offs	-	-	21	21	-	-	23	23
Foreign exchange and other	3	1	1	5	-	(1)	-	(1)
Balance as at end of period	115	319	-	434	77	231	-	308
Loans: Business and government
Balance as at beginning of period	348	519	467	1,334	335	389	217	941
Transfer to Stage 1	20	(19)	(1)	-	39	(37)	(2)	-
Transfer to Stage 2	(45)	46	(1)	-	(8)	13	(5)	-
Transfer to Stage 3	(1)	(40)	41	-	-	(14)	14	-
Net remeasurement of loss allowance	237	279	236	752	(62)	80	34	52
Loan originations	53	-	-	53	50	-	-	50
Derecognitions and maturities	(27)	(25)	-	(52)	(24)	(15)	-	(39)
Model changes	(23)	12	-	(11)	-	-	-	-
Total PCL (1)	214	253	275	742	(5)	27	41	63
Write-offs (2)	-	-	(175)	(175)	-	-	(40)	(40)
Recoveries of previous write-offs	-	-	16	16	-	-	50	50
Foreign exchange and other	18	23	3	44	6	7	(8)	5
Balance as at end of period	580	795	586	1,961	336	423	260	1,019
Total as at end of period	840	1,558	738	3,136	515	1,015	432	1,962
Comprised of: Loans	672	1,376	728	2,776	390	915	405	1,710
Other credit instruments (3)	168	182	10	360	125	100	27	252

(1)	Excludes PCL on other assets of $2 million for the three months ended April 30, 2020 ($nil for the three months ended April 30, 2019).
(2)

Generally, we continue to seek recovery on amounts that were written off during the year, unless the loan is sold, we no longer have the right to collect or we have exhausted all reasonable efforts to collect.

(3)	Recorded in other liabilities on the Consolidated Balance Sheet.

BMO Financial Group Second Quarter Report 2020 55

The following table shows the continuity in the loss allowance by each product type:

(Canadian $ in millions)
For the six months ended	April 30, 2020				April 30, 2019
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Balance as at beginning of period	15	33	38	86	20	38	44	102
Transfer to Stage 1	11	(10)	(1)	-	14	(13)	(1)	-
Transfer to Stage 2	(1)	3	(2)	-	(1)	3	(2)	-
Transfer to Stage 3	-	(3)	3	-	-	(4)	4	-
Net remeasurement of loss allowance	2	17	7	26	(20)	15	7	2
Loan originations	4	-	-	4	3	-	-	3
Derecognitions and maturities	(1)	(2)	-	(3)	-	(2)	-	(2)
Model changes	(2)	(2)	-	(4)	-	-	-	-
Total PCL (1)	13	3	7	23	(4)	(1)	8	3
Write-offs (2)	-	-	(6)	(6)	-	-	(7)	(7)
Recoveries of previous write-offs	-	-	4	4	-	-	5	5
Foreign exchange and other	1	1	(16)	(14)	-	-	(6)	(6)
Balance as at end of period	29	37	27	93	16	37	44	97
Loans: Consumer instalment and other personal
Balance as at beginning of period	89	333	136	558	90	326	144	560
Transfer to Stage 1	79	(74)	(5)	-	87	(80)	(7)	-
Transfer to Stage 2	(10)	45	(35)	-	(9)	44	(35)	-
Transfer to Stage 3	(2)	(52)	54	-	(3)	(52)	55	-
Net remeasurement of loss allowance	(62)	144	106	188	(94)	102	60	68
Loan originations	23	-	-	23	23	-	-	23
Derecognitions and maturities	(8)	(18)	-	(26)	(8)	(17)	-	(25)
Model changes	5	25	-	30	-	-	-	-
Total PCL (1)	25	70	120	215	(4)	(3)	73	66
Write-offs (2)	-	-	(167)	(167)	-	-	(153)	(153)
Recoveries of previous write-offs	-	-	42	42	-	-	72	72
Foreign exchange and other	2	4	(6)	-	-	1	(8)	(7)
Balance as at end of period	116	407	125	648	86	324	128	538
Loans: Credit cards
Balance as at beginning of period	80	225	-	305	74	219	-	293
Transfer to Stage 1	57	(57)	-	-	50	(50)	-	-
Transfer to Stage 2	(16)	16	-	-	(11)	11	-	-
Transfer to Stage 3	(1)	(81)	82	-	-	(79)	79	-
Net remeasurement of loss allowance	(13)	227	48	262	(44)	142	34	132
Loan originations	8	-	-	8	10	-	-	10
Derecognitions and maturities	(2)	(12)	-	(14)	(2)	(12)	-	(14)
Model changes	-	_	-	-	-	-	-	-
Total PCL (1)	33	93	130	256	3	12	113	128
Write-offs (2)	-	-	(177)	(177)	-	-	(159)	(159)
Recoveries of previous write-offs	-	-	47	47	-	-	46	46
Foreign exchange and other	2	1	-	3	-	-	-	-
Balance as at end of period	115	319	-	434	77	231	-	308
Loans: Business and government
Balance as at beginning of period	338	496	311	1,145	298	408	209	915
Transfer to Stage 1	64	(57)	(7)	-	108	(105)	(3)	-
Transfer to Stage 2	(53)	55	(2)	-	(25)	36	(11)	-
Transfer to Stage 3	(2)	(63)	65	-	-	(27)	27	-
Net remeasurement of loss allowance	176	373	424	973	(118)	139	70	91
Loan originations	100	-	-	100	110	-	-	110
Derecognitions and maturities	(42)	(50)	-	(92)	(47)	(35)	-	(82)
Model changes	(23)	12	-	(11)	-	-	-	-
Total PCL (1)	220	270	480	970	28	8	83	119
Write-offs (2)	-	-	(216)	(216)	-	-	(71)	(71)
Recoveries of previous write-offs	-	-	23	23	-	-	59	59
Foreign exchange and other	22	29	(12)	39	10	7	(20)	(3)
Balance as at end of period	580	795	586	1,961	336	423	260	1,019
Total as at end of period	840	1,558	738	3,136	515	1,015	432	1,962
Comprised of: Loans	672	1,376	728	2,776	390	915	405	1,710
Other credit instruments (3)	168	182	10	360	125	100	27	252

(1)	Excludes PCL on other assets of $3 million for the six months ended April 30, 2020 ($(3) million for the six months ended April 30, 2019).
(2)

Generally, we continue to seek recovery on amounts that were written off during the year, unless the loan is sold, we no longer have the right to collect or we have exhausted all reasonable efforts to collect.

(3)	Recorded in other liabilities on the Consolidated Balance Sheet.

56 BMO Financial Group Second Quarter Report 2020

Loans and allowance for credit losses by geographic region as at April 30, 2020 and October 31, 2019 are as follows:

(Canadian $ in millions)	April 30, 2020				October 31, 2019
	Gross amount	Allowance for credit losses on impaired loans (2)	Allowance for credit losses on performing loans (3)	Net Amount	Gross amount	Allowance for credit losses on impaired loans (2)	Allowance for credit losses on performing loans (3)	Net Amount
By geographic region (1):
Canada	270,008	309	1,067	268,632	258,842	207	740	257,895
United States	189,221	419	957	187,845	158,454	256	630	157,568
Other countries	12,490	-	24	12,466	10,648	-	17	10,631
Total	471,719	728	2,048	468,943	427,944	463	1,387	426,094

(1)	Geographic region is based upon country of ultimate risk.
(2)	Excludes allowance for credit losses on impaired loans of $10 million for other credit instruments, which is included in other liabilities ($22 million as at October 31, 2019).
(3)	Excludes allowance for credit losses on performing loans of $350 million for other credit instruments, which is included in other liabilities ($222 million as at October 31, 2019).

Impaired (Stage 3) loans, including the related allowances, as at April 30, 2020 and October 31, 2019 are as follows:

(Canadian $ in millions)	April 30, 2020			October 31, 2019
	Gross impaired amount (3)	Allowance for credit losses on impaired loans (4)	Net impaired amount (3)	Gross impaired amount (3)	Allowance for credit losses on impaired loans (4)	Net impaired amount (3)
Residential mortgages	385	17	368	414	17	397
Consumer instalment and other personal	461	125	336	468	136	332
Business and government (1)	2,799	586	2,213	1,747	310	1,437
Total	3,645	728	2,917	2,629	463	2,166
By geographic region (2):
Canada	1,357	309	1,048	914	207	707
United States	2,229	419	1,810	1,715	256	1,459
Other countries	59	-	59	-	-	-
Total	3,645	728	2,917	2,629	463	2,166

(1)	Includes customers’ liability under acceptances.
(2)	Geographic region is based upon the country of ultimate risk.
(3)	Gross impaired loans and net impaired loans exclude purchased credit impaired loans.
(4)	Excludes allowance for credit losses on impaired loans of $10 million for other credit instruments, which is included in other liabilities ($22 million as at October 31, 2019).

Loans Past Due Not Impaired

Loans that are past due but not classified as impaired are loans where our customers have failed to make payments when contractually due but for which we expect the full amount of principal and interest payments to be collected, or loans which are held at fair value. The following table presents loans that are past due but not classified as impaired as at April 30, 2020 and October 31, 2019. In cases where borrowers have opted to participate in payment deferral programs we offered as a result of the COVID-19 pandemic, deferred payments are not considered past due and do not on their own indicate a significant increase in credit risk. As a result, they have not been included in the table below.

(Canadian $ in millions)	April 30, 2020				October 31, 2019
	1 to 29 days	30 to 89 days	90 days or more	Total	1 to 29 days	30 to 89 days	90 days or more	Total
Residential mortgages	733	650	24	1,407	806	465	16	1,287
Credit card, consumer instalment and other personal	1,342	484	94	1,920	1,590	426	87	2,103
Business and government	431	363	27	821	351	207	59	617
Total	2,506	1,497	145	4,148	2,747	1,098	162	4,007

  Fully secured loans with amounts past due between 90 and 180 days that we have not classified as impaired totalled $36 million and $54 million as at April 30, 2020 and October 31, 2019, respectively.

ECL Sensitivity and Key Economic Variables

The expected credit loss model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.

The allowance for performing loans is sensitive to changes in both economic forecasts and the probability-weight assigned to each forecast scenario. We exercise experienced credit judgment to incorporate multiple economic forecasts and those used are representative of our view of future economic conditions and considering external data, developed internally by our Economics group. Many of the variables used in our forecasts have a high degree of interdependency and as such there is no single factor to which loan impairment allowances as a whole are sensitive.

As at April 30, 2020, our base case economic forecast depicts a contracting Canadian economy, with real GDP falling in 2020 as a result of a sharp decline in the second quarter and negative year over year growth in the third and fourth quarters, as a result of the COVID-19 pandemic. This is in contrast to our base case economic forecast as at October 31, 2019 which depicted moderate economic growth in both Canada and the U.S. over the projection period. If we assume a 100% base case economic forecast and include the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $2,400 million as at April 30, 2020 ($1,325 million as at October 31, 2019), compared to the reported allowance for performing loans of $2,398 million ($1,609 million as at October 31, 2019).

BMO Financial Group Second Quarter Report 2020 57

As at April 30, 2020, our adverse case economic forecast also depicts a contracting Canadian economy, with real GDP declining in 2020, with an increase in 2021. In our adverse case scenario, the dislocations caused by the pandemic are more significant and persist for a longer period of time compared with our base case scenario. This is in contrast to the adverse scenario forecast as at October 31, 2019 which depicted a typical recession, with the economy contracting in the first year followed by a steady recovery through the end of the projection period. If we assume a 100% adverse economic forecast and include the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $3,050 million as at April 30, 2020 ($2,800 million as at October 31, 2019), compared to the reported allowance for performing loans of $2,398 million ($1,609 million as at October 31, 2019).

The following table shows the key economic variables we use to estimate our allowance on performing loans during the forecast period. This table is typically provided on an annual basis. However, given the significant level of change in the forward-looking information since the end of 2019, the disclosures have been provided as an update to the bank’s Annual Report for the year ended October 31, 2019. The values shown represent the national average values for calendar 2020 and calendar 2021. The base case scenario reflects our view of the most probable outcome. While the values disclosed below are national variables, we use regional variables in our underlying models where considered appropriate and consider factors impacting particular industries.

	Benign scenario				Base scenario				Adverse scenario (1)
	2020		2021		2020		2021		2020		2021
All figures are average annual values	April 30, 2020	October 31, 2019	April 30, 2020	October 31, 2019	April 30, 2020	October 31, 2019	April 30, 2020	October 31, 2019	April 30, 2020	October 31, 2019	April 30, 2020	October 31, 2019
Real gross domestic product (2)
Canada	(3.7)%	2.9%	8.6%	2.5%	(6.0)%	1.7%	6.5%	1.6%	(7.0)%	(2.3)%	4.9%	0.5%
United States	(2.7)%	2.4%	7.8%	2.4%	(5.0)%	1.8%	6.0%	1.9%	(5.8)%	(2.0)%	4.9%	0.6%
Corporate BBB 10-year spread
Canada	2.2%	2.0%	2.0%	2.1%	2.6%	2.3%	2.3%	2.3%	3.1%	4.5%	2.9%	4.1%
United States	2.3%	1.8%	1.9%	2.0%	2.7%	2.3%	2.4%	2.4%	3.0%	4.1%	2.9%	3.6%
Unemployment rates
Canada	7.5%	5.1%	6.0%	5.0%	8.5%	5.7%	7.0%	5.9%	10.0%	8.5%	9.0%	9.0%
United States	6.5%	3.3%	5.6%	3.2%	7.8%	3.7%	6.0%	3.8%	8.8%	6.1%	6.8%	6.8%
Housing Price Index (2)
Canada (3)	7.0%	3.7%	3.3%	3.7%	4.0%	2.0%	0.0%	2.5%	0.3%	(12.3)%	(4.2)%	(4.7)%
United States (4)	2.8%	4.4%	4.6%	4.2%	0.5%	3.0%	2.2%	2.7%	(0.8)%	(5.7)%	0.6%	(2.2)%

(1)

Our adverse scenario changed in Q2 2020 from the prior reporting period. In Q4 2019, the adverse scenario was reflective of a typical recession that extends for four quarters, while the adverse scenario in Q2 2020 is reflective of a more adverse outcome compared with our base case forecast.

(2)	Real gross domestic product and housing price index are year-over-year growth rates.
(3)	In Canada, we use the HPI Benchmark Composite.
(4)	In the United States, we use the National Case-Shiller House Price Index.

The ECL approach requires the recognition of credit losses generally based on 12 months of expected losses for performing loans (Stage 1) and the recognition of lifetime expected losses for performing loans that have experienced a significant increase in credit risk since origination (Stage 2). Under our current probability-weighted scenarios and based on the current risk profile of our loan exposures, if all our performing loans were in Stage 1, our models would generate an allowance for performing loans of approximately $1,875 million ($1,050 million as at October 31, 2019), compared with the reported allowance for performing loans of $2,398 million ($1,609 million as at October 31, 2019).

Transfer of Assets

In the normal course, we sell Canadian mortgage loans to third-party Canadian securitization programs. Beginning this quarter, we participated in the Insured Mortgage Purchase Program (“IMPP”), launched by the Government of Canada as part of their response to COVID-19.

Under the IMPP, we assessed whether substantially all of the risks and rewards of the loans have been transferred, in order to determine if the mortgages qualify for derecognition. Since we continue to be exposed to substantially all of the risks and rewards of ownership associated with these securitized mortgages, they do not qualify for derecognition. We continue to recognize the loans and recognize the related cash proceeds as secured financing in our Consolidated Balance Sheet.

The government also launched the Canada Emergency Business Account (“CEBA”) Program this quarter, where we issue loans that are funded by the government. We determined these loans qualify for derecognition as substantially all the risks and rewards were transferred, therefore we do not recognize these loans on our Consolidated Balance Sheet.

58 BMO Financial Group Second Quarter Report 2020

Note 4: Risk Management

We have an enterprise-wide approach to the identification, measurement, monitoring and control of risks faced across our organization. The key risks related to our financial instruments are classified as credit and counterparty, market, and liquidity and funding risk. Our risk management policies and processes have not changed significantly from those outlined in the Enterprise-Wide Risk Management sections on pages 68 to 106 of the bank’s Annual Report for the year ended October 31, 2019. However, the COVID-19 pandemic has resulted in an increase in certain risks outlined in the Risk Management section of our interim Management’s Discussion and Analysis. We have provided an update on each of the key risks below.

Credit and Counterparty Risk

Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation. Credit risk arises predominantly with respect to loans, over-the-counter and centrally cleared derivatives and other credit instruments. This is the most significant measurable risk that we face. Updated information on credit risk related to loans is included in Note 3.

Market Risk

Market risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity prices, dividend policies and commodity prices and their implied volatilities, and credit spreads, and includes the risk of credit migration and default in our trading book. We incur market risk in our trading and underwriting activities and in the management of structural market risk in our banking and insurance activities. Updated market risk measures are included on page 36 of our interim Management’s Discussion and Analysis.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if we are unable to meet our financial commitments in a timely manner at reasonable prices as they become due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining a safe and sound enterprise, depositor confidence and earnings stability. Updated contractual maturities of assets, liabilities and off-balance sheet commitments, a tool used to manage liquidity and funding risk, are included on pages 43 and 44 of our interim Management’s Discussion and Analysis.

Note 5: Deposits and Subordinated Debt

Deposits

	Payable on demand				Payable		Payable on
(Canadian $ in millions)	Interest bearing		Non-interest bearing		after notice		a fixed date (4)(5)		Total
	April 30, 2020	October 31, 2019	April 30, 2020	October 31, 2019	April 30, 2020	October 31, 2019	April 30, 2020	October 31, 2019	April 30, 2020	October 31, 2019
Deposits by:
Banks (1) (6)	2,501	1,996	2,006	1,530	1,486	1,017	30,895	19,273	36,888	23,816
Business and government	42,572	29,083	38,601	33,853	111,229	85,022	204,948	195,199	397,350	343,157
Individuals	4,331	3,361	26,420	23,084	105,361	94,304	83,360	80,421	219,472	201,170
Total (2) (3)	49,404	34,440	67,027	58,467	218,076	180,343	319,203	294,893	653,710	568,143
Booked in:
Canada	38,237	27,338	56,931	49,911	103,190	90,630	209,194	181,835	407,552	349,714
United States	9,733	6,043	10,061	8,531	113,688	88,604	82,047	86,368	215,529	189,546
Other countries	1,434	1,059	35	25	1,198	1,109	27,962	26,690	30,629	28,883
Total	49,404	34,440	67,027	58,467	218,076	180,343	319,203	294,893	653,710	568,143

(1)	Includes regulated and central banks.
(2)	Includes structured notes designated at fair value through profit or loss (Note 7).
(3)

As at April 30, 2020 and October 31, 2019, total deposits payable on a fixed date included $36,435 million and $25,438 million, respectively, of federal funds purchased and commercial paper issued and other deposit liabilities. Included in deposits as at April 30, 2020 and October 31, 2019 are $316,260 million and $279,860 million, respectively, of deposits denominated in U.S. dollars, and $42,227 million and $36,680 million, respectively, of deposits denominated in other foreign currencies.

(4)

Includes $283,717 million of deposits, each greater than one hundred thousand dollars, of which $180,910 million were booked in Canada, $74,852 million were booked in the United States and $27,955 million were booked in other countries ($258,862 million, $152,499 million, $79,682 million and $26,681 million, respectively, as at October 31, 2019). Of the $180,910 million of deposits booked in Canada, $33,643 million mature in less than three months, $18,086 million mature in three to six months, $36,815 million mature in six to twelve months and $92,366 million mature after twelve months ($152,499 million, $26,234 million, $8,400 million, $31,155 million and $86,710 million, respectively, as at October 31, 2019). Certain comparative figures have been reclassified to conform with the current period’s presentation.

(5)

Includes $24,703 million of senior unsecured debt as at April 30, 2020 subject to the Bank Recapitalization (Bail-In) regime ($16,248 million as at October 31, 2019). The Bail-In regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares if the bank becomes non-viable.

(6)	Includes $14,206 million of deposits with the Bank of Canada, where we have used our own bearer deposit notes as collateral under its term repo facility ($nil as at October 31, 2019).

Subordinated Debt

During the three and six months ended April 30, 2020, we did not issue or redeem any subordinated debt.

BMO Financial Group Second Quarter Report 2020 59

Note 6: Equity

Preferred and Common Shares Outstanding and Other Equity Instruments (1)

(Canadian $ in millions, except as noted)	April 30, 2020		October 31, 2019
	Number of shares	Amount	Number of shares	Amount	Convertible into
Preferred Shares - Classified as Equity
Class B – Series 25	9,425,607	236	9,425,607	236	Class B - Series 26	(2)
Class B – Series 26	2,174,393	54	2,174,393	54	Class B - Series 25	(2)
Class B – Series 27	20,000,000	500	20,000,000	500	Class B - Series 28	(2)(3)
Class B – Series 29	16,000,000	400	16,000,000	400	Class B - Series 30	(2)(3)
Class B – Series 31	12,000,000	300	12,000,000	300	Class B - Series 32	(2)(3)
Class B – Series 33	8,000,000	200	8,000,000	200	Class B - Series 34	(2)(3)
Class B – Series 35	6,000,000	150	6,000,000	150	Not convertible	(3)
Class B – Series 36	600,000	600	600,000	600	Class B - Series 37	(2)(3)
Class B – Series 38	24,000,000	600	24,000,000	600	Class B - Series 39	(2)(3)
Class B – Series 40	20,000,000	500	20,000,000	500	Class B - Series 41	(2)(3)
Class B – Series 42	16,000,000	400	16,000,000	400	Class B - Series 43	(2)(3)
Class B – Series 44	16,000,000	400	16,000,000	400	Class B - Series 45	(2)(3)
Class B – Series 46	14,000,000	350	14,000,000	350	Class B - Series 47	(2)(3)
Preferred Shares - Classified as Equity		4,690		4,690
Other Equity Instruments (4)		658		658
Common Shares (5) (6)	639,647,399	13,000	639,232,276	12,971
Share Capital and Other Equity Instruments		18,348		18,319

(1)	For additional information refer to Notes 16 and 20 of our annual consolidated financial statements for the year ended October 31, 2019 on pages 177 and 188 of our 2019 Annual Report.
(2)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(3)

The shares issued include a non-viability contingent capital provision, which is necessary for the shares to qualify as regulatory capital under Basel III. As such, the shares are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability. In such an event, each preferred share is convertible into common shares pursuant to an automatic conversion formula and a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the TSX. The number of common shares issued is determined by dividing the share value of the preferred share issuance (including declared and unpaid dividends on such preferred share issuance) by the conversion price and then times the multiplier.

(4)

The Other Equity Instruments (notes) issued include a non-viability contingent capital provision, which is necessary for the notes to qualify as regulatory capital under Basel III. As such, the notes are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability. In such an event, the notes are convertible into common shares of the bank determined by dividing (a) the product of the Multiplier of 1.25, and the Note Value, by (b) the Conversion Price which is the greater of the Floor price of $5 and the current market price.

(5)	The stock options issued under the Stock Option Plan are convertible into 6,655,823 common shares as at April 30, 2020 (6,108,307 common shares as at October 31, 2019).
(6)

During the three and six months ended April 30, 2020, we did not issue any common shares under the Shareholder Dividend Reinvestment and Share Purchase Plan and we issued 22,832 and 415,123 common shares under the Stock Option Plan.

Other Equity Instruments

The bank’s US$500 million (Canadian $658 million) 4.800% Additional Tier 1 Capital Notes (NVCC) (“notes”) are classified as equity and form part of our additional Tier 1 non-viability contingent capital. The notes are compound financial instruments that have both equity and liability features. On the date of issuance, we assigned an insignificant value to the liability component of the notes and, as a result, the full amount of proceeds has been classified as equity. Semi-annual distributions on the notes will be recorded as a reduction in retained earnings when payable in May and December. The rights of the holders of our notes are subordinate to the claims of the depositors and certain other creditors but rank above our common and preferred shares.

Common Shares

On February 25, 2020, we announced our intention, subject to the approval of OSFI and the Toronto Stock Exchange, to establish a new normal course issuer bid (“NCIB”) that will permit us to purchase for cancellation up to 12 million common shares over a 12-month period, commencing on or about June 3, 2020. In light of OSFI’s announcement on March 13, 2020 that all share buybacks by federally regulated financial institutions should be halted for the time being, we have put the process on hold. We will proceed with the new NCIB based on OSFI’s future guidance. Our current NCIB expires on June 2, 2020.

Shareholder Dividend Reinvestment and Share Purchase Plan

On April 8, 2020, we announced the offering of a 2% discount on the common shares issued from treasury under the dividend reinvestment feature of our Shareholder Dividend Reinvestment and Share Purchase Plan (the “Plan”). Commencing with the common share dividend declared for the second quarter of fiscal 2020 until further notice, common shares issued from treasury under the Plan will have a 2% discount, calculated in accordance with the terms of the Plan. The discount will not apply to common shares purchased under the “Optional Cash Payment” feature of the Plan. We did not issue any common shares under the Plan during the three and six months ended April 30, 2020.

60 BMO Financial Group Second Quarter Report 2020

Note 7: Fair Value of Financial Instruments

Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet

Set out in the following table are the amounts that would be reported if all financial assets and liabilities not currently carried at fair value were reported at their fair values. Refer to Note 17 to our annual consolidated financial statements for the year ended October 31, 2019 on pages 179 to 186 for further discussion on the determination of fair value.

(Canadian $ in millions)	April 30, 2020		October 31, 2019
	Carrying value	Fair value	Carrying value	Fair value
Securities
Amortized cost	41,592	42,113	24,472	24,622
Loans (1)
Residential mortgages	125,451	126,182	123,676	124,093
Consumer instalment and other personal	69,197	69,646	67,200	67,516
Credit cards	7,331	7,331	8,623	8,623
Business and government (2)	262,743	264,445	224,442	225,145
	464,722	467,604	423,941	425,377

Deposits (3)	637,393	638,530	552,314	553,444
Securitization and structured entities’ liabilities	27,888	28,409	27,159	27,342
Subordinated debt	7,344	7,399	6,995	7,223

  This table excludes financial instruments with a carrying value approximating fair value, such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed or purchased under resale agreements, customers’ liability under acceptances, other assets, acceptances, securities lent or sold under repurchase agreements and other liabilities.

(1)	Carrying value of loans is net of allowance.
(2)	Excludes $4,257 million of loans classified as FVTPL and $27 million of loans classified as FVOCI as at April 30, 2020, respectively ($2,156 million and $22 million as at October 31, 2019).
(3)	Excludes $16,317 million of structured note liabilities designated at FVTPL and accounted for at fair value ($15,829 million as at October 31, 2019).

Fair Value Hierarchy

We use a fair value hierarchy to categorize financial instruments according to the inputs we use in valuation techniques to measure fair value.

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity and equity securities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of observable market inputs to the extent possible.

Our Level 2 trading and FVOCI securities are primarily valued using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

BMO Financial Group Second Quarter Report 2020 61

The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and models without observable market information as inputs (Level 3) in the valuation of securities, business and government loans classified as FVTPL, fair value liabilities, derivative assets and derivative liabilities is presented in the following tables:

(Canadian $ in millions)			April 30, 2020		October 31, 2019
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	8,233	2,206	-	10,439	6,959	1,371	-	8,330
Canadian provincial and municipal governments	1,647	6,457	-	8,104	3,871	3,656	-	7,527
U.S. federal government	7,425	1,765	-	9,190	8,001	762	-	8,763
U.S. states, municipalities and agencies	3	870	-	873	48	626	-	674
Other governments	1,274	1,473	-	2,747	888	697	-	1,585
NHA MBS, U.S. agency MBS and CMO	1	17,343	487	17,831	14	10,494	538	11,046
Corporate debt	2,030	6,607	48	8,685	2,620	5,091	7	7,718
Trading loans	-	93	-	93	-	103	-	103
Corporate equity	25,399	1	-	25,400	40,155	2	-	40,157
	46,012	36,815	535	83,362	62,556	22,802	545	85,903
FVTPL Securities
Issued or guaranteed by:
Canadian federal government	552	123	-	675	410	107	-	517
Canadian provincial and municipal governments	51	1,351	-	1,402	364	915	-	1,279
U.S. federal government	10	36	-	46	-	48	-	48
Other governments	-	94	-	94	-	49	-	49
NHA MBS, U.S. agency MBS and CMO	-	4	-	4	-	5	-	5
Corporate debt	72	7,662	-	7,734	146	8,071	-	8,217
Corporate equity	1,549	6	2,062	3,617	1,536	69	1,984	3,589
	2,234	9,276	2,062	13,572	2,456	9,264	1,984	13,704
FVOCI Securities
Issued or guaranteed by:
Canadian federal government	24,347	3,121	-	27,468	11,168	776	-	11,944
Canadian provincial and municipal governments	1,961	2,547	-	4,508	3,798	2,214	-	6,012
U.S. federal government	13,122	1,059	-	14,181	15,068	907	-	15,975
U.S. states, municipalities and agencies	-	5,181	1	5,182	1	4,159	1	4,161
Other governments	1,052	5,331	-	6,383	4,396	2,939	-	7,335
NHA MBS, U.S. agency MBS and CMO	-	12,744	-	12,744	-	14,000	-	14,000
Corporate debt	386	3,541	-	3,927	2,205	2,802	-	5,007
Corporate equity	-	-	83	83	-	-	81	81
	40,868	33,524	84	74,476	36,636	27,797	82	64,515
Business and government loans	-	2,256	2,028	4,284	-	442	1,736	2,178
Fair Value Liabilities
Securities sold but not yet purchased	22,899	7,313	-	30,212	22,393	3,860	-	26,253
Structured note liabilities and other note liabilities (1)	-	16,317	-	16,317	-	15,829	-	15,829
Annuity liabilities (2)	-	1,151	-	1,151	-	1,043	-	1,043
	22,899	24,781	-	47,680	22,393	20,732	-	43,125
Derivative Assets
Interest rate contracts	27	17,658	-	17,685	14	10,443	-	10,457
Foreign exchange contracts	14	17,465	-	17,479	7	9,262	-	9,269
Commodity contracts	777	1,793	-	2,570	329	817	-	1,146
Equity contracts	561	2,835	-	3,396	226	997	-	1,223
Credit default swaps	-	20	-	20	-	49	-	49
	1,379	39,771	-	41,150	576	21,568	-	22,144
Derivative Liabilities
Interest rate contracts	42	12,854	-	12,896	11	7,943	-	7,954
Foreign exchange contracts	25	21,909	-	21,934	20	10,843	-	10,863
Commodity contracts	1,130	4,740	-	5,870	218	1,462	-	1,680
Equity contracts	167	5,023	-	5,190	103	2,896	-	2,999
Credit default swaps	-	15	4	19	-	101	1	102
	1,364	44,541	4	45,909	352	23,245	1	23,598

(1)	These structured note liabilities and other note liabilities included in deposits have been designated at FVTPL.
(2)	These investment contract liabilities in our insurance business have been designated at FVTPL.

62 BMO Financial Group Second Quarter Report 2020

Quantitative Information about Level 3 Fair Value Measurements

The table below presents the fair values of our significant Level 3 financial instruments that are measured at a fair value on a recurring basis, the valuation techniques used to determine their fair values and the value ranges of significant unobservable inputs used in the valuations. We have not applied any other reasonably possible alternative assumption to the significant Level 3 categories of private equity investments, as the net asset values are provided by the investment or fund managers.

					Range of input values (1)
As at April 30, 2020 (Canadian $ in millions, except as noted)	Reporting line in fair value hierarchy table	Fair value of assets	Valuation techniques	Significant unobservable inputs	Low	High
Private equity (2)	Corporate equity	2,062	Net Asset Value	Net Asset Value	na	na
			EV/EBITDA	Multiple	5x	17x
Loans (3)	Business and government loans	2,028	Discounted cash flows	Discount margin	82 bps	130 bps
NHA MBS and U.S. agency MBS and CMO	NHA MBS and U.S. agency MBS and CMO	487	Discounted cash flows	Prepayment rate	4%	65%
			Market Comparable	Comparability Adjustment (4)	(5.30)	7.83

(1)

The low and high input values represent the highest and lowest actual level of inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the specific underlying instruments within each product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date.

(2)

Included in private equity is $745 million of Federal Reserve Bank and U.S. Federal Home Loan Bank shares that we carry at cost, which approximates fair value, and hold to meet regulatory requirements.

(3)	The impact of assuming a 10 basis point increase or decrease in discount margin for business and government loans is $1 million.
(4)	Range of input values represents price per security adjustment.

na	- not applicable

Significant Transfers

Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between the various fair value hierarchy levels reflect changes in the availability of quoted market prices or observable market inputs that result from changes in market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the three and six months ended April 30, 2020.

During the three and six months ended April 30, 2020, $2,942 million and $4,767 million, respectively, of trading securities, $170 million and $499 million, respectively, of FVTPL securities, $4,005 million and $7,264 million, respectively, of FVOCI securities and $1,017 million and $3,751 million, respectively, of securities sold but not yet purchased ($1,954 million of trading securities, $141 million of FVTPL securities, $7,282 million of FVOCI securities and $1,740 million of securities sold but not yet purchased, for the three months ended April 30, 2019; $3,658 million of trading securities, $464 million of FVTPL securities, $7,889 million of FVOCI securities and $3,543 million of securities sold but not yet purchased, for the six months ended April 30, 2019) were transferred from Level 1 to Level 2 due to reduced observability of the inputs used to value these securities. During the three and six months ended April 30, 2020, $603 million and $1,270 million, respectively, of trading securities, $nil and $61 million, respectively, of FVTPL securities, $1,989 million and $2,718 million, respectively, of FVOCI securities and $844 million and $914 million, respectively, of securities sold but not yet purchased ($2,700 million of trading securities, $248 million of FVTPL securities, $464 million of FVOCI securities and $1,966 million of securities sold but not yet purchased, for the three months ended April 30, 2019; $3,359 million of trading securities, $352 million of FVTPL securities, $1,575 million of FVOCI securities and $2,403 million of securities sold but not yet purchased, for the six months ended April 30, 2019) were transferred from Level 2 to Level 1 due to increased availability of quoted prices in active markets.

During the three and six months ended April 30, 2020, $90 million and $164 million, respectively, ($26 million and $45 million, respectively, for the three and six months ended April 30, 2019) of trading securities were transferred from Level 2 to Level 3 due to increased unobservable market inputs used in pricing these securities, $44 million and $172 million, respectively, ($18 million and $35 million, respectively, for the three and six months ended April 30, 2019) were transferred from Level 3 to Level 2 due to the availability of observable price inputs used to value these securities.

BMO Financial Group Second Quarter Report 2020 63

Changes in Level 3 Fair Value Measurements

The table below presents a reconciliation of all changes in Level 3 financial instruments during the three and six months ended April 30, 2020, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

		Change in fair value
(Canadian $ in millions) For the three months ended April 30, 2020	Balance January 31, 2020	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales (2)	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at April 30, 2020	Change in unrealized gains (losses) recorded in income for instruments still held (3)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	540	(76)	28	176	(224)	-	87	(44)	487	(47)
Corporate debt	5	-	-	45	(5)	-	3	-	48	(1)
Total trading securities	545	(76)	28	221	(229)	-	90	(44)	535	(48)
FVTPL Securities
Corporate equity	1,911	(8)	72	108	(21)	-	-	-	2,062	(9)
Total FVTPL securities	1,911	(8)	72	108	(21)	-	-	-	2,062	(9)
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	-
Corporate equity	81	-	-	2	-	-	-	-	83	-
Total FVOCI securities	82	-	-	2	-	-	-	-	84	na
Business and government loans	1,561	(3)	79	860	-	(469)	-	-	2,028	-
Fair Value Liabilities
Securities sold but not yet purchased	-	-	-	-	-	-	-	-	-	-
Total fair value liabilities		-	-	-	-	-	-	-	-	-
Derivative Liabilities
Equity contracts	-	-	-	-	-	-	-	-	-	-
Credit default swaps	1	-	-	-	-	-	3	-	4	-
Total derivative liabilities	1	-	-	-	-	-	3	-	4	-

(1)	Foreign exchange translation on trading securities held by foreign subsidiaries is included in other comprehensive income, net foreign operations.
(2)	Includes proceeds recovered on securities sold but not yet purchased.
(3)	Changes in unrealized gains (losses) on Trading and FVTPL securities still held on April 30, 2020 are included in earnings for the period.

  na – Not applicable

		Change in fair value
(Canadian $ in millions) For the six months ended April 30, 2020	Balance October 31, 2019	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales (2)	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at April 30, 2020	Change in unrealized gains (losses) recorded in income for instruments still held (3)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	538	(130)	30	449	(389)	-	161	(172)	487	(84)
Corporate debt	7		-	50	(12)	-	3		48	(1)
Total trading securities	545	(130)	30	499	(401)	-	164	(172)	535	(85)
FVTPL Securities
Corporate equity	1,984	(4)	80	186	(185)	-	1	-	2,062	5
Total FVTPL	1,984	(4)	80	186	(185)	-	1	-	2,062	5
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	81	-	-	2	-	-	-	-	83	na
Total FVOCI securities	82	-	-	2	-	-	-	-	84	na
Business and government loans	1,736	(3)	88	940	-	(733)	-	-	2,028	-
Fair Value Liabilities
Securities sold but not yet purchased	-	-	-	-	-	-	-	-	-	-
Total fair value liabilities	-	-	-	-	-	-	-	-	-	-
Derivative Liabilities
Equity contracts	-	-	-	-	-	-	-	-	-	-
Credit default swaps	1	-	-	-	-	-	3	-	4	-
Total derivative liabilities	1	-	-	-	-	-	3	-	4	-

(1)	Foreign exchange translation on trading securities held by foreign subsidiaries is included in other comprehensive income, net foreign operations.
(2)	Includes proceeds recovered on securities sold but not yet purchased.
(3)	Changes in unrealized gains (losses) on Trading and FVTPL securities still held on April 30, 2020 are included in earnings for the period.

  na – Not applicable

64 BMO Financial Group Second Quarter Report 2020

The table below presents a reconciliation of all changes in Level 3 financial instruments during the three and six months ended April 30, 2019, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

		Change in fair value
(Canadian $ in millions) For the three months ended April 30, 2019	Balance January 31, 2019	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales (2)	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at April 30, 2019	Change in unrealized gains (losses) recorded in income for instruments still held (3)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	231	(2)	5	87	(114)	-	26	(18)	215	(6)
Corporate debt	6	-	-	6	(5)	-	-	-	7	-
Total trading securities	237	(2)	5	93	(119)	-	26	(18)	222	(6)
FVTPL Securities
Corporate equity	1,786	(4)	27	124	(26)	-	-	-	1,907	4
Total FVTPL	1,786	(4)	27	124	(26)	-	-	-	1,907	4
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	64	-	-	5	-	-	-	-	69	na
Total FVOCI securities	65	-	-	5	-	-	-	-	70	na
Business and government loans	2,429	-	48	97	-	(402)	-	-	2,172	-
Fair Value Liabilities
Securities sold but not yet purchased	7	-	-	(7)	-	-	-	-	-	-
Total fair value liabilities	7	-	-	(7)	-	-	-	-	-	-
Derivative Liabilities
Equity contracts	-	-	-	-	-	-	-	-	-	-
Credit default swaps	1	-	-	-	-	-	-	(1)	-	-
Total derivative liabilities	1	-	-	-	-	-	-	(1)	-	-

(1)	Foreign exchange translation on trading securities held by foreign subsidiaries is included in other comprehensive income, net foreign operations.
(2)	Includes proceeds recovered on securities sold but not yet purchased.
(3)	Changes in unrealized gains (losses) on Trading and FVTPL securities still held on April 30, 2019 are included in earnings for the period.

  na – Not applicable

BMO Financial Group Second Quarter Report 2020 65

		Change in fair value
(Canadian $ in millions) For the six months ended April 30, 2019	Balance October 31, 2018	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales (2)	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at April 30, 2019	Change in unrealized gains (losses) recorded in income for instruments still held (3)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	255	(7)	4	183	(230)	-	45	(35)	215	(7)
Corporate debt	7	-	-	6	(6)	-	-	-	7	-
Total trading securities	262	(7)	4	189	(236)	-	45	(35)	222	(7)
FVTPL Securities
Corporate equity	1,825	10	23	247	(198)	-	-	-	1,907	20
Total FVTPL	1,825	10	23	247	(198)	-	-	-	1,907	20
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	62	-	-	7	-	-	-	-	69	na
Total FVOCI securities	63	-	-	7	-	-	-	-	70	na
Business and government loans	1,450	7	44	1,214	-	(543)	-	-	2,172	-
Fair Value Liabilities
Securities sold but not yet purchased	-	-	-	(7)	7	-	-	-	-	-
Total fair value liabilities	-	-	-	(7)	7	-	-	-	-	-
Derivative Liabilities
Equity contracts	1	-	-	-	-	-	-	(1)	-	-
Credit default swaps	1	-	-	-	-	-	-	(1)	-	-
Total derivative liabilities	2	-	-	-	-	-	-	(2)	-	-

(1)	Foreign exchange translation on trading securities held by foreign subsidiaries is included in other comprehensive income, net foreign operations.
(2)	Includes proceeds recovered on securities sold but not yet purchased.
(3)	Changes in unrealized gains (losses) on Trading and FVTPL securities still held on April 30, 2019 are included in earnings for the period.

  na – Not applicable

Note 8: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: is appropriate given our target regulatory capital ratios and internal assessment of required economic capital; underpins our operating groups’ business strategies; supports depositor, investor and regulator confidence, while building long-term shareholder value; and is consistent with our target credit ratings.

As at April 30, 2020, we met OSFI’s target capital ratio requirements, which include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for Domestic Systemically Important Banks (“D-SIBs”), a Countercyclical Buffer and a 1.0% Domestic Stability Buffer applicable to D-SIBs. Our capital position as at April 30, 2020 is detailed in the Capital Management section on pages 15 through 18 of our interim Management’s Discussion and Analysis.

66 BMO Financial Group Second Quarter Report 2020

Note 9: Employee Compensation

Stock Options

We did not grant any stock options during the three months ended April 30, 2020 and 2019. During the six months ended April 30, 2020, we granted a total of 976,087 stock options (931,047 stock options during the six months ended April 30, 2019). The weighted-average fair value of options granted during the six months ended April 30, 2020 was $9.46 per option ($10.23 per option for the six months ended April 30, 2019).

To determine the fair value of the stock option tranches (i.e. the portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

For stock options granted during the six months ended	April 30, 2020	April 30, 2019
Expected dividend yield	4.3%	5.7%
Expected share price volatility	15.4%	20.0% - 20.1%
Risk-free rate of return	1.9% - 2.0%	2.5%
Expected period until exercise (in years)	6.5 - 7.0	6.5 - 7.0
Exercise price ($)	101.47	89.90

  Changes to the input assumptions can result in different fair value estimates.

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	April 30, 2020	April 30, 2019	April 30, 2020	April 30, 2019
Current service cost	63	48	3	3
Net interest (income) expense on net defined benefit (asset) liability	-	(4)	8	9
Administrative expenses	1	1	-	-
Benefits expense	64	45	11	12
Canada and Quebec pension plan expense	29	26	-	-
Defined contribution expense	37	36	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	130	107	11	12

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the six months ended	April 30, 2020	April 30, 2019	April 30, 2020	April 30, 2019
Current service cost	125	96	6	5
Net interest (income) expense on net defined benefit (asset) liability	-	(9)	16	19
Past service income	-	(5)	-	-
Administrative expenses	2	2	-	-
Benefits expense	127	84	22	24
Canada and Quebec pension plan expense	53	47	-	-
Defined contribution expense	98	90	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	278	221	22	24

BMO Financial Group Second Quarter Report 2020 67

Note 10: Earnings Per Share

Basic earnings per share is calculated by dividing net income attributable to equity holders of the bank, after deducting dividends on preferred shares and distributions payable on other equity instruments, by the daily average number of fully paid common shares outstanding throughout the period.

Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact of instruments convertible into our common shares.

The following tables present our basic and diluted earnings per share:

Basic Earnings Per Common Share

(Canadian $ in millions, except as noted)	For the three months ended		For the six months ended
	April 30, 2020	April 30, 2019	April 30, 2020	April 30, 2019
Net income attributable to equity holders of the bank	689	1,497	2,281	3,007
Dividends on preferred shares and distributions payable on other equity instruments	(52)	(48)	(122)	(100)
Net income available to common shareholders	637	1,449	2,159	2,907
Weighted-average number of common shares outstanding (in thousands)	639,629	638,574	639,537	638,753
Basic earnings per share (Canadian $)	1.00	2.27	3.38	4.55
Diluted Earnings Per Common Share
Net income available to common shareholders adjusted for impact of dilutive instruments	637	1,449	2,159	2,907
Weighted-average number of common shares outstanding (in thousands)	639,629	638,574	639,537	638,753
Effect of dilutive instruments
Stock options potentially exercisable (1)	3,433	6,037	3,503	5,356
Common shares potentially repurchased	(2,844)	(4,351)	(2,550)	(3,787)
Weighted-average number of diluted common shares outstanding (in thousands)	640,218	640,260	640,490	640,322
Diluted earnings per share (Canadian $)	1.00	2.26	3.37	4.54

(1)

In computing diluted earnings per share we excluded average stock options outstanding of 3,235,957 and 3,074,700 with a weighted-average exercise price of $99.98 and $99.81, respectively, for the three and six months ended April 30, 2020 (687,059 and 1,343,031 with a weighted-average exercise price of $104.14 and $101.82, respectively, for the three and six months ended April 30, 2019) as the average share price for the period did not exceed the exercise price.

Note 11: Income Taxes

During the quarter, the Canada Revenue Agency (“CRA”) reassessed, and proposed to reassess us for income tax and interest of approximately $330 million in respect of certain 2015 Canadian corporate dividends. In prior fiscal years, the CRA reassessed us for additional taxes and interest in an amount of approximately $611 million in respect of certain 2011-2014 Canadian corporate dividends. In its reassessments, the CRA denied dividend deductions on the basis that the dividends were received as part of a “dividend rental arrangement”. The tax rules raised by the CRA were prospectively addressed in the 2015 and 2018 Canadian Federal Budgets. In the future, we expect to be reassessed for significant income tax for similar activities in subsequent years. We remain of the view that our tax filing positions were appropriate and intend to challenge all reassessments.

Note 12: Operating Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. Our operating groups are Personal and Commercial Banking (“P&C”) (comprised of Canadian Personal and Commercial Banking (“Canadian P&C”) and U.S. Personal and Commercial Banking (“U.S. P&C”)), BMO Wealth Management and BMO Capital Markets (“BMO CM”), along with a Corporate Services unit.

For additional information refer to Note 25 of our annual consolidated financial statements for the year ended October 31, 2019 on pages 199 to 202 of the Annual Report.

68 BMO Financial Group Second Quarter Report 2020

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended April 30, 2020	Canadian P&C	U.S. P&C	BMO Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income (2)	1,495	1,129	212	855	(173)	3,518
Non-interest revenue	465	315	678	196	92	1,746
Total Revenue	1,960	1,444	890	1,051	(81)	5,264
Provision for credit losses on impaired loans	212	124	3	73	1	413
Provision for credit losses on performing loans	285	75	3	335	7	705
Total Provision for credit losses	497	199	6	408	8	1,118
Insurance claims, commissions and changes in policy benefit liabilities	-	-	(197)	-	-	(197)
Depreciation and amortization	133	146	71	57	-	407
Other non-interest expense	843	671	817	701	77	3,109
Income (loss) before taxes	487	428	193	(115)	(166)	827
Provision for (recovery of) income taxes	126	89	49	(41)	(85)	138
Reported net income (loss)	361	339	144	(74)	(81)	689
Average Assets	252,984	144,449	45,175	380,856	122,971	946,435

For the three months ended April 30, 2019	Canadian P&C	U.S. P&C	BMO Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income (2)	1,407	1,035	230	598	(135)	3,135
Non-interest revenue	506	281	1,612	638	41	3,078
Total Revenue	1,913	1,316	1,842	1,236	(94)	6,213
Provision for (recovery of) credit losses on impaired loans	122	18	(1)	12	(1)	150
Provision for credit losses on performing loans	16	5	1	3	1	26
Provision for credit losses	138	23	-	15	-	176
Insurance claims, commissions and changes in policy benefit liabilities	-	-	561	-	-	561
Depreciation and amortization	83	117	65	38	-	303
Other non-interest expense	860	658	817	854	103	3,292
Income (loss) before taxes	832	518	399	329	(197)	1,881
Provision for (recovery of) income taxes	216	112	94	79	(117)	384
Reported net income (loss)	616	406	305	250	(80)	1,497
Average Assets	235,410	124,679	40,402	344,723	75,762	820,976

(Canadian $ in millions)
For the six months ended April 30, 2020	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	3,052	2,180	443	1,551	(320)	6,906
Non-interest revenue	990	620	2,472	869	154	5,105
Total Revenue	4,042	2,800	2,915	2,420	(166)	12,011
Provision for credit losses on impaired loans	350	256	3	126	2	737
Provision for credit losses on performing loans	299	92	6	332	1	730
Total Provision for credit losses	649	348	9	458	3	1,467
Insurance claims, commissions and changes in policy benefit liabilities	-	-	519	-	-	519
Depreciation and amortization	256	286	157	112	-	811
Non-interest expense	1,706	1,292	1,643	1,498	235	6,374
Income (loss) before taxes	1,431	874	587	352	(404)	2,840
Provision for (recovery of) income taxes	370	184	152	70	(217)	559
Reported net income (loss)	1,061	690	435	282	(187)	2,281
Average Assets	250,969	138,479	44,692	365,931	114,090	914,161

For the six months ended April 30, 2019	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	2,842	2,094	462	1,158	(249)	6,307
Non-interest revenue	1,021	560	3,520	1,215	107	6,423
Total Revenue	3,863	2,654	3,982	2,373	(142)	12,730
Provision for (recovery of) credit losses on impaired loans	236	33	1	13	(6)	277
Provision for (recovery of) credit losses on performing loans	22	(4)	1	17	-	36
Provision for (recovery of) credit losses	258	29	2	30	(6)	313
Insurance claims, commissions and changes in policy benefit liabilities	-	-	1,487	-	-	1,487
Depreciation and amortization	163	227	132	72	-	594
Non-interest expense	1,736	1,315	1,646	1,616	245	6,558
Income (loss) before taxes	1,706	1,083	715	655	(381)	3,778
Provision for (recovery of) income taxes	442	233	172	149	(225)	771
Reported net income (loss)	1,264	850	543	506	(156)	3,007
Average Assets	233,332	122,299	39,559	342,594	82,801	820,585

(1)	Corporate Services includes Technology and Operations.
(2)

Operating groups report on a taxable equivalent basis (“teb”). Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the groups’ teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Second Quarter Report 2020 69

Note 13: Legal Proceedings

The bank and its subsidiaries are party to legal proceedings, including regulatory investigations, in the ordinary course of business. This quarter, an Ontario court made a liability finding and awarded an accounting of profits in a class action involving BMO Nesbitt Burns Inc., BMO InvestorLine Inc. and BMO Trust Company regarding disclosures of foreign exchange conversion spreads when converting foreign exchange in registered accounts. The monetary award will be determined at a court hearing in Q1 2021 based on profits earned during the class period, less reasonable expenses, plus pre-judgment interest. The lawsuit claimed monetary awards up to $419 million (at May 2019). We have appealed the decision. The Plaintiffs have also appealed.

While there is inherent difficulty in predicting the ultimate outcome of this or other proceedings, management does not expect the outcome of any of these proceedings, individually or in the aggregate, to have a material adverse effect on the consolidated financial position or the results of operations of the bank.

Note 14: Acquisition

On April 6, 2020, we completed the acquisition of Clearpool Group Inc. (“Clearpool”), a New York-based provider of electronic trading solutions, operating in the United States and Canada, for cash consideration of US$139 million (CAD$196 million) plus contingent consideration of approximately US$8 million (CAD$11 million) based on meeting certain revenue targets over four years. The acquisition was accounted for as a business combination, and the acquired business and corresponding goodwill are included in our Capital Markets reporting segment.

As part of this acquisition, we acquired intangible assets of $86 million and goodwill of $140 million. The intangible assets are being amortized over three to twelve years. Goodwill related to this acquisition is not deductible for tax purposes.

The fair values of the assets acquired and liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)
Clearpool
Goodwill and intangible assets	226
Other assets	42
Total assets	268
Liabilities	61
Purchase price	207

  The purchase price allocation for Clearpool is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

70 BMO Financial Group Second Quarter Report 2020